UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. )*

Hims & Hers Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

433000 106

(CUSIP Number)

Jennifer Mariska

Forerunner Ventures

1161 Mission Street, Suite 300

San Francisco, CA 94103

(415) 500-6618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433000 106	Schedule 13D	Page 2 of 13 Pages
(1)	Names of reporting persons Forerunner Ventures GP III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 9,796,827 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 9,796,827 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 9,796,827 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 5.4% (2)
(14)	Type of reporting person (see instructions): OO

(1)       Consists of: (i) 827,634 shares of Class A Common Stock (including 73,745 Earn Out Shares, as defined herein) held directly by Forerunner Builders II, L.P. (“FBII”); (ii) 4,628 shares of Class A Common Stock issuable upon exercise of warrants held directly by FBII; (iii) 8,914,715 shares of Class A Common Stock (including 794,335 Earn Out Shares) held directly by Forerunner Partners III, L.P. (“FPIII”); and (iv) 49,850 shares of Class A Common Stock issuable upon exercise of warrants held directly by FPIII. Forerunner Ventures GP III, LLC (“Forerunner Ventures GP III”) is the general partner of FBII and FPIII and may be deemed to share voting and dispositive power over the shares held by FBII and FPIII. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof. The exercisability of the warrants is subject to certain conditions described in Item 6 hereof.

(2)       Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 181,487,235 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed on January 26, 2021. Represents 5.2% of the total number of outstanding shares common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.6% of the total voting power of the Company.

2.

CUSIP No. 433000 106	Schedule 13D	Page 3 of 13 Pages
(1)	Names of reporting persons Forerunner Builders II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 832,262 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 832,262 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 832,262 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 0.5% (2)
(14)	Type of reporting person (see instructions): PN

(1)       Consists of (i) 827,634 shares of Class A Common Stock (including 73,745 Earn Out Shares) held directly by FBII and (ii) 4,628 shares of Class A Common Stock issuable upon exercise of warrants held directly by FBII. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof. The exercisability of the warrants is subject to certain conditions described in Item 6 hereof.

(2)       Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 181,487,235 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed on January 26, 2021. Represents 0.4% of the total number of outstanding shares common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.1% of the total voting power of the Company.

3.

CUSIP No. 433000 106	Schedule 13D	Page 4 of 13 Pages
(1)	Names of reporting persons Forerunner Partners III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 8,964,565 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8,964,565 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 8,964,565 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.9% (2)
(14)	Type of reporting person (see instructions): IN

(1)       Consists of (i) 8,914,715 shares of Class A Common Stock (including 794,335 Earn Out Shares) held directly by held FPIII and (ii) 49,850 shares of Class A Common Stock issuable upon exercise of warrants held directly by FPIII. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof. The exercisability of the warrants is subject to certain conditions described in Item 6 hereof.

(2)       Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 181,487,235 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed on January 26, 2021. Represents 4.7% of the total number of outstanding shares common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share), and 0.5% of the total voting power of the Company.

4.

CUSIP No. 433000 106	Schedule 13D	Page 5 of 13 Pages
(1)	Names of reporting persons Kirsten Green
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 9,796,827 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 9,796,827 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 9,796,827 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 5.4% (2)
(14)	Type of reporting person (see instructions): IN

(1)       Consists of: (i) 832,262 shares of Class A Common Stock (including Earn Out Shares and shares underlying warrants) beneficially owned by FBII and (ii) 8,964,565 shares of Class A Common Stock (including Earn Out Shares and shares underlying warrants) held directly by FPIII. Forerunner Ventures GP III is the general partner of FBII and FPIII. Kirsten Green and Eurie Kim are the managing members of Forerunner Ventures GP III and may be deemed to share voting and dispositive power over the shares held by FBII and FPIII. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof. The exercisability of the warrants is subject to certain conditions described in Item 6 hereof.

(2)       Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 181,487,235 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed on January 26, 2021. Represents 5.2% of the total number of outstanding shares common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share), and 0.6% of the total voting power of the Company.

5.

CUSIP No. 433000 106	Schedule 13D	Page 6 of 13 Pages
(1)	Names of reporting persons Eurie Kim
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 9,796,827 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 9,796,827 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 9,796,827 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 5.4% (2)
(14)	Type of reporting person (see instructions): IN

(1)       Consists of: (i) 832,262 shares of Class A Common Stock (including Earn Out Shares and shares underlying warrants) beneficially owned by FBII and (ii) 8,964,565 shares of Class A Common Stock (including Earn Out Shares and shares underlying warrants) held directly by FPIII. Forerunner Ventures GP III is the general partner of FBII and FPIII. Kirsten Green and Eurie Kim are the managing members of Forerunner Ventures GP III and may be deemed to share voting and dispositive power over the shares held by FBII and FPIII. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof. The exercisability of the warrants is subject to certain conditions described in Item 6 hereof.

(2)       Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 181,487,235 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed on January 26, 2021. Represents 5.2% of the total number of outstanding shares common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share), and 0.6% of the total voting power of the Company.

6.

CUSIP No. 433000 106	Schedule 13D	Page 7 of 13 Pages

Item 1.	Security and Issuer

a)	This statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Hims & Hers Health, Inc., a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 2269 Chestnut Street, #523, San Francisco, California 94123

Item 2.	Identity and Background

a)	The persons and entities filing this statement (collectively referred to as the “Reporting Persons”) are:

Forerunner Ventures GP III, LLC (“Forerunner Ventures GP III”)

Forerunner Builders II, L.P. (“FBII”)

Forerunner Partners III, L.P. (“FPIII”)

Kirsten Green

Eurie Kim

b)	The address of the principal place of business of each of the Reporting Persons is c/o Forerunner Ventures, 1161 Mission Street, Suite 300, San Francisco, CA 94103.
c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Each of Forerunner Ventures GP III, FBII and FPIII is organized in Delaware. Each of Ms. Green and Mr. Kim is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the Agreement and Plan of Merger, dated as of September 30, 2020 (the “Merger Agreement”), by and among Oaktree Acquisition Corp., a Cayman Islands exempted company (“OAC”), Rx Merger Sub, Inc., a Delaware corporation (“OAC Merger Sub”), and Hims, Inc., a Delaware corporation (“Old Hims”). The transactions contemplated by the Merger Agreement closed on January 20, 2020 (the “Closing”).

As a result of and upon the Closing, among other things, (i) each share of Old Hims Class A Common Stock (including restricted Old Hims Class A Common Stock) and Old Hims Class V Common Stock outstanding as of immediately prior to the Closing was cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of Class A Common Stock (or in the case of Old Hims Class V Common Stock, Class V Common Stock), restricted Class A Common Stock that will vest in equal thirds if the trading price of Class A Common Stock is greater than or equal to $15, $17.50 and $20 for any 10 trading days within any 20-trading day period during a period of five years after the Closing and will also vest in connection with any sale of the Company (as defined in the Merger Agreement) if the applicable thresholds are met in such Company Sale (such restricted Class A Common Stock, the “Earn Out Shares”) and warrants to acquire shares of Class A Common Stock, each as determined in the Merger Agreement, (ii) all equity awards of Hims were assumed by the Issuer and converted into comparable equity awards that are settled or exercisable for shares of Class A Common Stock, earn out restricted stock unit awards and warrant restricted stock unit awards with a value as if such Hims equity awards were exercised or settled immediately prior to the Closing and (iii) each warrant of Hims that was unexercised was assumed by the Issuer and represents the right to receive the applicable portion of the merger consideration upon exercise of such warrant as if such warrant was exercised prior to the Closing.

7.

CUSIP No. 433000 106	Schedule 13D	Page 8 of 13 Pages

In the Closing, Forerunner Builders II, L.P. received 753,889 shares of Class A Common Stock, 73,745 Earn Out Shares and warrants to purchase 4,628 shares of Class A Common Stock, and Forerunner Partners III, L.P. received 8,120,380 shares of Class A Common Stock, 794,335 Earn Out Shares and warrants to purchase 49,850 shares of Class A Common Stock, in each case in exchange for their equity interests in Old Hims.

Although not yet vested, the Earn Out Shares have equivalent voting rights with all other shares of Class A Common Stock. The Earn Out Shares vest in equal thirds if the trading price of Class A Common Stock is greater than or equal to $15, $17.50 and $20 for any 10 trading days within any 20-trading day period (the "Earn Out Conditions"). If the Earn Out Conditions are not met during the five years following closing (the "Earn Out Period"), then the unvested Earn Out Shares will be automatically forfeited.

In addition, by virtue of the assumption of outstanding equity awards of Old Hims in the Merger, Kirsten Green, a director of the Issuer, holds 35,627 restricted stock units of the Issuer subject to time-based vesting conditions and 3,485 restricted stock units of the Issuer subject to time-based vesting conditions and the Earn Out Conditions.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the securities of Old Hims that were exchanged for merger consideration in the merger for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Ms. Green serves on the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 5.4% of the outstanding shares of the Class A Common Stock, including the Earn Out Shares and shares of Class A Stock issuable upon exercise of warrants. Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 181,487,235 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed on January 26, 2021, adjusted to include shares issuable upon exercise of warrants held by the Reporting Persons. The shares beneficially owned by the Reporting Persons represent 5.2% of the total number of outstanding shares common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share), and 0.6% of the total voting power of the Company.

8.

CUSIP No. 433000 106	Schedule 13D	Page 9 of 13 Pages

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of its knowledge, any of the Listed Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Investors’ Rights Agreement

In connection with the Closing, the Issuer and certain of the former stockholders of Old Hims (the “Old Hims Stockholders”), including FBII and FPIII, entered into an Amended and Restated Investors’ Rights Agreement (the “Amended and Restated Investors’ Rights Agreement”) pursuant to which, among other things, each such Old Hims Stockholder has agreed that it will not, without the prior written consent of the Issuer, during the period commencing on the Closing Date and ending on the date that is one hundred eighty (180) days after the closing date of the merger (the “Closing Date”) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock issued or issuable to such party pursuant to the Merger Agreement (collectively, the “Lock-Up Shares”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares. Notwithstanding the foregoing, if, at any time beginning 90 days after the Closing Date (the “Earliest Release Date”), the closing price of the Class A Common Stock equals or exceeds 133% of the closing price per share of Class A Common Stock on the Closing Date (as adjusted for stock splits, reverse splits, recapitalizations, reorganizations, and any similar transaction) for any 10 trading days within any 20 trading day period (with the calculation including the 20 trading day period immediately prior to the Earliest Release Date), then 25% of each party’s Lock-Up Shares will be automatically released from the lock-up restrictions as of the last day of such 20 trading day period. The lock-up restrictions contain customary exceptions.

Additionally, the Amended and Restated Investors’ Rights Agreement provides such Old Hims Stockholders with the following registration rights:

•	Shelf registration rights. Certain holders of Class A Common Stock will be entitled to include such shares in the Resale Shelf Registration Statement to be filed by the Issuer no later than forty five (45) days following the Closing Date, subject to the terms of a registration rights agreement between the Issuer and Oaktree Acquisition Holdings, L.P. on January 20, 2021.

•	Piggyback registration rights. At any time after the Closing Date, if the Issuer proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, parties to the Amended and Restated Investors’ Rights Agreement are entitled to include their registrable securities in such registration statement.

•	Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by the Issuer and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Amended and Restated Investors’ Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

9.

CUSIP No. 433000 106	Schedule 13D	Page 10 of 13 Pages

A party to the Amended and Restated Investors’ Rights Agreement is no longer entitled to exercise registration rights under that agreement (i) at a time that is more than five years after the Closing Date, (ii) as to a particular party, such earlier time at which such party (a) can sell all of its securities in compliance with Rule 144(b)(1)(i) or (b) holds one percent (1%) or less of the Issuer’s outstanding capital stock and all registrable securities held by such party can be sold under Rule 144 without restriction during any three month period.

Warrants

In connection with the Closing, FBII and FPIII received warrants to purchase 4,628 and 49,850 shares of Class A Common Stock, respectively. The exercise price of the warrants is $11.50 per share, and the warrants expire on January 20, 2026. The warrants are generally exercisable through January 20, 2026, provided, however, that the warrants may not be exercised unless a registration statement under the Securities Act covering such exercise is effective or the exercise is exempt from registration under the Securities Act.

Director Compensation

In connection with the closing of the Merger, Ms. Green received: (i) restricted stock units subject to time-based vesting conditions (the “Time-Based RSUs”) and (ii) restricted stock units subject to time-based and share-price based performance vesting conditions (the “Earn Out RSUs”). The Time-Based RSUs vest over a 4-year period beginning in March 2021, with 25% of the Time-Based RSUs vesting on the first Company Quarterly Vesting Date (as defined below) occurring on or following the one-year anniversary of the vesting commencement date and the remaining 75% of the Time-Based RSUs vesting in equal quarterly installments over the following 3 years, on the specified vesting dates of March 15, June 15, September 15 and December 15 (each, a "Company Quarterly Vesting Date") occurring thereafter, subject to the Ms. Green’s continuous service with the Issuer. The Earn Out RSUs are subject to substantially the same time-based vesting condition as the Time-Based RSUs. Additionally, the Earn Out RSUs will vest upon the satisfaction of the Earn Out conditions. If the Earn Out conditions are not met during the Earn Out Period, then the applicable Earn Out RSUs will be automatically forfeited. In accordance with the Merger Agreement, and subject to Ms. Green's continued service as a director of the Issuer through such date, it is expected that Ms. Green will be granted an additional 69 restricted stock units on or about March 21, 2021. These restricted stock units will be subject to the same vesting terms as the Time-Based RSUs.

As a non-employee director of the Issuer, Ms. Green is eligible to receive, from time to time, additional equity compensation under the Issuer’s Non-employee Director Compensation Policy. Under the policy, each non-employee director who continues serving on the Issuer’s board of directors after its annual stockholder meeting will receive an award of restricted stock units valued at $175,000 (the “Annual Equity Award”). Subject to the director’s continuous service, the Annual Equity Award will vest in full on the earlier of (x) the date that is 12 months following the date of grant of the Annual Equity Award or (y) the date of the next-occurring annual stockholder meeting. Each Annual Equity Award will vest in full if the Issuer undergoes a change in control prior to the termination of the non-employee directors’ continuous service.

The foregoing descriptions of the Amended and Restated Investors’ Rights Agreement and the warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Amended and Restated Investors’ Rights Agreement, the Warrant Agreement and the form of Warrant Certificate, each of which is filed as an exhibit hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.	Amended and Restated Investors’ Rights Agreement among the Issuer and certain of its stockholders, dated September 30, 2020 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 1-38986), filed with the SEC on October 1, 2020).

C.	Warrant Agreement (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 (Reg. No. 333-232444), filed with the SEC on July 16, 2019).

D.	Form of Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (Reg. No. 333-232444), filed with the SEC on July 16, 2019).

10.

CUSIP No. 433000 106	Schedule 13D	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 1, 2021

Forerunner Ventures GP III, LLC

By:	/s/ Kirsten Green
Kirsten Green, Manager

Forerunner Builders II, L.P.
By:	Forerunner Ventures GP III, LLC
Its:	General Partner

By:	/s/ Kirsten Green
Kirsten Green, Managing Director

Forerunner Partners III, L.P.

By:	Forerunner Ventures GP III, LLC
Its:	General Partner

By:	/s/ Kirsten Green
Kirsten Green, Managing Director

/s/ Kirsten Green
Kirsten Green

/s/ Eurie Kim
Eurie Kim

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

11.

CUSIP No. 433000 106	Schedule 13D	Page 12 of 13 Pages

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

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CUSIP No. 433000 106	Schedule 13D	Page 13 of 13 Pages

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Class A Common Stock of Hims & Hers Health, Inc.. is filed on behalf of each of the undersigned.

Date:	February 1, 2021

Forerunner Ventures GP III, LLC

By:	/s/ Kirsten Green
Kirsten Green, Manager

Forerunner Builders II, L.P.
By:	Forerunner Ventures GP III, LLC
Its:	General Partner

By:	/s/ Kirsten Green
Kirsten Green, Managing Director

Forerunner Partners III, L.P.

By:	Forerunner Ventures GP III, LLC
Its:	General Partner

By:	/s/ Kirsten Green
Kirsten Green, Managing Director

/s/ Kirsten Green
Kirsten Green

/s/ Eurie Kim
Eurie Kim

13.